# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Viper Energy, Inc., CIK 0002074176
CUSIP: 64361Q101
Title of class of securities: Class A Common Stock, par value $0.000001 per share
Address of issuer's principal executive offices: 500 West Texas Ave., Suite 1000, Midland, Texas (TX), 79701
Date of event which requires filing of this statement: 03/19/2026
Amends the filing with accession number 0000950170-25-111487
Filed by CIK 0001539838
Persons authorized to receive notices and communications: Teresa L. Dick, Diamondback Energy, Inc., 900 NW 63rd Street, Suite 200, Oklahoma City, Oklahoma (OK), 73116, (432) 221-7400; Zachary S. Podolsky, Latham & Watkins LLP, 1271 Avenue of the Americas, New York, New York (NY), 10020, (212) 906-1200

## Reporting persons
- Diamondback Energy, Inc. (CIK 0001539838): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 142,156,718; shared voting power 0; sole dispositive power 142,156,718; shared dispositive power 0; aggregate amount beneficially owned 142,156,718 (42.3% of the class)
- Diamondback E&P LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,066,528; shared voting power 0; sole dispositive power 8,066,528; shared dispositive power 0; aggregate amount beneficially owned 8,066,528 (4% of the class)
- Endeavor Energy Resources, L.P.: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 69,626,640; shared voting power 0; sole dispositive power 69,626,640; shared dispositive power 0; aggregate amount beneficially owned 69,626,640 (26.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.000001 per share
Name of issuer: Viper Energy, Inc.
Address of issuer's principal executive offices: 500 West Texas Ave., Suite 1000, Midland, Texas (TX), 79701
Comment: This Amendment No. 2 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on August 26, 2025 (as amended, the "Schedule 13D"), relating to the Class A Common Stock, par value $0.000001 per share (the "Class A Common Stock") of Viper Energy, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages is incorporated by reference to this Item 5.

The information on the cover pages sets forth the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock outstanding beneficially owned by each of the Reporting Persons, based on 194,114,585 shares of Class A Common Stock outstanding as of March 4, 2026.

The beneficial ownership percentage of the Listed Persons is set forth on Exhibit 99.1 as filed on August 26, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Diamondback:

Sole Voting Power: 142,156,718
Shared Voting Power: 0
Sole Dispositive Power: 142,156,718
Shared Dispositive Power: 0

Includes (i) 64,463,550 shares of Class B Common Stock and 64,463,550 New OpCo Units held by Diamondback, (ii) 8,066,528 shares of Class B Common Stock and 8,066,528 New OpCo Units held by Diamondback's wholly owned subsidiary, Diamondback E&P and (iii) 69,626,640 shares of Class B Common Stock and 69,626,640 New OpCo Units held by Diamondback's wholly owned subsidiary, Endeavor. Diamondback, Diamondback E&P and Endeavor have the right to exchange their shares of Class B Common Stock and an equal number of New OpCo Units on a one-for-one basis for shares of Class A Common Stock.

Diamondback E&P:

Sole Voting Power: 8,066,528
Shared Voting Power: 0
Sole Dispositive Power: 8,066,528
Shared Dispositive Power: 0

Includes 8,066,528 shares of Class B Common Stock and 8,066,528 New OpCo Units held by Diamondback E&P. Diamondback E&P has the right to exchange its shares of Class B Common Stock and an equal number of New OpCo Units on a one-for-one basis for shares of Class A Common Stock.

Endeavor:

Sole Voting Power: 69,626,640
Shared Voting Power: 0
Sole Dispositive Power: 69,626,640
Shared Dispositive Power: 0

Includes 69,626,640 shares of Class B Common Stock and 69,626,640 New OpCo Units held by Endeavor. Endeavor has the right to exchange its shares of Class B Common Stock and an equal number of New OpCo Units on a one-for-one basis for shares of Class A Common Stock.

The beneficial ownership of the Listed Persons is set forth in Exhibit 99.1.
Transactions in the class effected during the past sixty days: On March 19, 2026, the Underwriters partially exercised their overallotment option and elected to purchase an additional 510,071 shares of Class A Common Stock from Diamondback at a price of $45.69 per share. Except for the foregoing, none of the Reporting Persons nor, to the Reporting Persons' knowledge, any of the Listed Persons, has effected any transaction in the Issuer's Common Stock since the filing of Amendment No. 1 to this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Signatures
- Diamondback Energy, Inc.: /s/ Teresa L. Dick, Teresa L. Dick/Executive Vice President, Chief Accounting Officer and Assistant Secretary (03/23/2026)
- Diamondback E&P LLC: /s/ Teresa L. Dick, By: Diamondback Energy, Inc., its sole member Teresa L. Dick/Executive Vice President, Chief Accounting Officer and Assistant Secretary (03/23/2026)
- Endeavor Energy Resources, L.P.: /s/ Teresa L. Dick, Teresa L. Dick/Executive Vice President, Chief Accounting Officer and Assistant Secretary (03/23/2026)